May 29, 2009

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bluefire Ethanol Fuels, Inc.
Form 8-K/A Item 4.01
Filed May 22, 2009
File # 000-52361

Dear Ms. Do:

We represent Bluefire Ethanol Fuels, Inc. (“Bluefire” or the “Company”).  By letter dated May 27, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 8-K filed on May 22, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

1.
We note your response to comment 3 in our letter dated May 18, 2009, whereby you have stated you have filed an updated letter from your former accountant as Exhibit 16. However, the last paragraph in the amended Form 8-K discloses that the letter is filed as Exhibit 16.1 to the original Current Report on Form 8-K filed on May 11, 2009. Therefore, as originally requested, since you have made changes to the Form 8-K to comply with our comments, an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K must be obtained and filed. In this regard, it is not sufficient to refer to the accountant letter filed with earlier Forms 8-K.

Response:  The Company has filed an updated letter from its former accountant as Exhibit 16.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Joseph M. Lucosky
JOSEPH M. LUCOSKY